SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ to ____

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2006 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

Date: June 28, 2007

Ambrose Ramsahai
General Manager

Miguel Camilo
Financial Controller

Brenda Perez
Human Resources Manager

MICROSOFT CARIBBEAN, INC.
1165(e) RETIREMENT PLAN

FINANCIAL STATEMENTS FOR THE
TWO YEARS ENDED DECEMBER 31, 2006,
SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

See Attached

Microsoft Caribbean, Inc. 1165(e) Retirement Plan

Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Microsoft Caribbean, Inc. 1165(e) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 24, 2007

Stamp No. 2259132
affixed to original.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
INVESTMENTS—At fair value	$ 1,672,041	$ 1,316,150
CONTRIBUTIONS RECEIVABLE	11,779	4,406
INTEREST AND OTHER RECEIVABLES	2,764	3
Total assets	1,686,584	1,320,559
LIABILITIES—Excess contributions payable	4,899	
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,681,685	$ 1,320,559

See notes to financial statements.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:	
Net investment income:	
Interest and dividends	$ 34,971
Net appreciation in fair value of investments	130,852
Total net investment income	165,823
Contributions:	
Participants	212,744
Employer	89,718
Total contributions	302,462
Total additions	468,285
DEDUCTIONS—Benefits paid to participants	107,159
NET INCREASE	361,126
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,320,559
End of year	$1,681,685

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Caribbean, Inc. (the "Sponsor"). The Plan was established effective January 1, 1999. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan trustee is Banco Popular de Puerto Rico – Trust Division.

Retirement Date—Participants are eligible to receive a retirement distribution upon attainment of age 65. The Plan permits early retirement at age 50 if the employee has at least 10 years of participation in the Plan.

Contributions—Each year, participants may contribute up to 10% of their pre-tax compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by local law. The Plan Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan.

Participant's Accounts—Each participant's account is credited with the participant's contributions and allocations of: (a) the Plan Sponsor's contributions and, (b) Plan earnings. Allocation of Plan earnings is based on the participant's account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting—Contributions become vested as follows:

- *Participant Contributions*—Participant's contributions and accumulated earnings vest immediately.
- *Sponsor Matching Contribution*—Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits—Upon termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination—Although the Sponsor has not expressed any intention to terminate the Plan, it has the right to do so. Termination would result in distribution of Plan assets in accordance with ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits—Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at December 31, 2006 and 2005.

Excess Contribution Payable— The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3. INVESTMENTS

The following are investments as of December 31, 2006 and 2005 that represented five percent or more of the Plan's net assets:

	2006	2005
Microsoft Corporation common stock	$ 646,793	$ 548,366
AIM Basic Value A Fund	104,937	99,139
Fidelity Advisor Growth Fund	85,155	64,903
Julius Baer Invt. Intl. Equity A Fund	105,746	
Federated Trust U.S. Treasury Obligations Fund	619,070	461,190

The net appreciation (depreciation) in fair value of investments for the year ended December 31, 2006, including gains and losses on investments bought and sold as well as held during the year, was as follows:

Microsoft Corporation common stock	$ 83,471
Blackrock Aurora Fund	6,279
AIM Basic Value A Fund	14,821
Fidelity Advisor Growth Fund	4,841
Goldman Sachs Tr. Core Fixed Income A Fund	33
Julius Baer Invt. Intl. Equity A Fund	21,407
Net appreciation in fair value of investments	$ 130,852

4. TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan has been amended since receiving the determination letter; however, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsor on behalf of the Plan. The amount paid by the Sponsor on behalf of the Plan for the year ended December 31, 2006 amounted to approximately $25,000.

* * * * * *

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H - PART IV - ITEM 4(i) ON FORM 5500)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Microsoft Corporation	Common stock	$ 632,744	$ 646,793
	Blackrock Aurora Fund	Registered Investment Company	73,366	59,929
	AIM Basic Value A Fund	Registered Investment Company	85,405	104,937
	Fidelity Advisor Growth Fund	Registered Investment Company	76,374	85,155
	Goldman Sachs Tr. Core Fixed Income A Fund	Registered Investment Company	46,260	45,443
	Julius Baer Invt. Intl. Equity A Fund	Registered Investment Company	90,739	105,746
	Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	618,350	619,070
*	Banco Popular de Puerto Rico	Time deposits, bearing interest at 5.015%% at December 31, 2006	4,968	4,968
	Total		$ 1,628,206	$ 1,672,041

* Party-in interest

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-109185 of Microsoft Corporation on Form S-8 of our report dated May 24, 2007, appearing in this Annual Report on Form 11-K of Microsoft Caribbean, Inc. 1165(e) Retirement Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

June 28, 2007

Stamp No. 2259131
affixed to original.

END